UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

 ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal years ended December 31, 2014 and 2013

OR

 ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from              to

Commission file number                028-11222

Nebraska Furniture Mart, Inc.

Profit Sharing Plan

700 South 72nd Street

Omaha, NE 68114

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NEBRASKA FURNITURE MART, INC.

PROFIT SHARING PLAN

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or the information required therein has been included in the financial statements or notes hereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee of the

Nebraska Furniture Mart, Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Nebraska Furniture Mart, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP
Fort Worth, Texas
June 22, 2015

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Statements of Net Assets Available for Benefits

 December 31, 2014 and 2013

	2014	2013

ASSETS:

Investments, at fair value	$139,029,615	$122,180,889

Receivables:

Employers contributions	91,421	821,549

Participant contributions	328,302	259,765

Notes receivable from participants	895,081	747,190

Total receivables	1,314,804	1,828,504

Net Assets Available for Benefits at Fair Value	$140,344,419	$124,009,393

See notes to financial statements

  Nebraska Furniture Mart, Inc. Profit Sharing Plan

  Statements of Changes in Net Assets Available for Benefits

  For the Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets:

Investment Income:

Net appreciation in fair value of investments	$8,009,504	$19,867,969

Interest and dividends	5,082,583	3,848,893

Total investment income	13,092,087	23,716,862

Interest income from notes receivable from participants	34,644	30,120

Contributions:

Employers	2,449,000	3,008,195

Participants	7,624,429	6,770,725

Participant rollovers	722,112	218,285

Total contributions	10,795,541	9,997,205

Other additions	15,525	6,153

Total additions to net assets	23,937,797	33,750,340

Deductions from net assets:

Benefit payments to participants	7,416,239	7,861,128

Administrative expenses	186,532	179,907

Total deductions from net assets	7,602,771	8,041,035

Net increase in net assets	16,335,026	25,709,305

Net assets available for benefits:

Beginning of year	124,009,393	98,300,088

End of year	$140,344,419	$124,009,393

See notes to financial statements

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(1)	Description of Plan

The following description of the Nebraska Furniture Mart, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General

The Plan is a defined contribution profit-sharing plan covering all employees, as defined in the Plan, as of the start date of the employee. The employees covered under the Plan include those employed by Nebraska Furniture Mart, Inc., Floors, Inc., Nebraska Furniture Mart of Kansas, Inc., and TXFM, Inc. (collectively the Company or Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.	Contributions

Each year, participants may contribute up to 50% of their eligible compensation, as defined by the Plan. Contributions are subject to certain dollar limitations, as imposed by the Internal Revenue Code (IRC). Participants also may rollover amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, provided they also have maximized (or are on track to maximize) their Internal Revenue Service (IRS) 402(g) annual dollar limit for the calendar year. Participants direct the investment of employee and Employer contributions into various investment options offered by the Plan.

Once an employee has completed one year of service with 1,000 or more hours of work during the year and attained the age of 21, they are eligible for discretionary matching contributions (Matching Contributions) starting the next available January 1st or July 1st through July 1, 2014. Effective July 1, 2014, employer contributions start on the next available paycheck. During 2014 and 2013, the Company made Matching Contributions equal to 50% of the first 6% of the employee’s contributions, up to 3% of the employee’s eligible compensation. In addition, the Company may make additional profit sharing contributions, subject to limitations established by the IRC. For the year ended December 31, 2013, the Company made additional profit sharing contributions of approximately $737,000. No additional profit sharing contributions were made for the year ended December 31, 2014.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(1)	Description of Plan – continued

D.	Vesting

Participants are fully vested in their contributions plus any income or loss thereon. Matching Contributions become fully vested according to the following schedule:

Periods of Service	Vested Percentage
Less than two	0%

Two	20%

Three	40%

Four	60%

Five	80%

Six	100%

In the event of disability or death, the participant will become fully vested.

E.	Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance relating to participant’s contributions and rollovers under the Plan, or $50,000. The notes are secured by the participant’s account balance in the participant’s account and bear interest rates which are equal to the Prime Rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions over a period not to exceed five years, unless the purpose of the loan is to acquire or construct the primary residence of the participant, in which case the repayment period shall not exceed ten years. As of December 31, 2014 and 2013, interest rates ranged from 4.25% to 9.25%. As of December 31, 2014 and 2013, notes receivable from participants mature between January 2014 and November 2023 and January 2015 and December 2024, respectively.

F.	Payment of Benefits

If the participant’s vested account balance exceeds $1,000 and he or she is terminated due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or monthly or other periodical installments by Vanguard Fiduciary Trust Company in approximate equal amounts over the life expectancy of the participant or of the participant and his or her designated beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the participant’s account balance is less than $1,000, the Plan can automatically cash out the account at the participant’s termination in the form of a lump-sum distribution.

G.	Forfeited Accounts

Participants leaving employment with the Company before becoming fully vested forfeit their nonvested interest in the Matching Contributions. These forfeitures are used to pay expenses and to reduce the Company’s current or future contributions under the Plan. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $49,431 and $49,053, respectively. During the years ended December 31, 2014 and 2013, the Company used approximately $119,000 and $129,000 of forfeitures to pay Plan expenses, respectively.

H.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Berkshire’s Class B common stock fund allocated to the participant’s account.

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies

The following accounting policies, which conform with generally accepted in the United States of America (U.S. GAAP) and with the requirements of ERISA, have been used consistently in the preparation of the Plan’s financial statements.

A.	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

B.	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

D.	Payment of Benefits

Benefits are recorded when paid.

E.	Administrative Expenses

Administrative fees and expenses of the Plan may be paid out of the Plan assets unless paid by the Company. Certain administrative fees are paid by the Company and are not reflected in the accompanying financial statements.

F.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

G.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(3)	Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2014	2013

Vanguard PRIMECAP Investor	$33,131,691	$28,835,938
Vanguard 500 Index Investor	27,988,876	24,985,912
Vanguard Wellington Inv	15,748,811	14,476,576
Vanguard Target Retirement 2045 Inv	9,294,111	7,605,466
Vanguard Total Bond Market Index Inv	8,412,580	7,153,404
Vanguard Target Retirement 2025 Inv	7,296,643	-

During 2014 and 2013, the Plan’s net realized and unrealized gains on investments were comprised of the following:

	2014	2013

Mutual funds	$7,985,013	$19,867,969
Berkshire Hathaway Class B Common Stock Fund	24,491	-

Net realized and unrealized gains on investments	$8,009,504	$19,867,969

(4)	Fair Value Measurements

Various inputs are used to determine the fair value of the Plan’s investments. These inputs are summarized in three broad levels described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	●	Quoted prices for similar assets or liabilities in active markets;
	●	Quoted prices for identical or similar assets or liabilities in inactive markets;
	●	Inputs other than quoted prices that are observable for the asset or liability;
	●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 or 2013.

Mutual Funds:  Valued at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year end.

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(4)	Fair Value Measurements – continued

Money Market Funds:  Money market funds are valued based on the short-term cash component as of the measurement date and classified within Level 2 of the valuation hierarchy as they are not publicly traded.

Berkshire Hathaway Class B Common Stock Fund: The Berkshire Hathaway Class B Common Stock Fund is valued using a quoted active market price which is considered a Level 1 input.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Money market fund	$ -	$3,577,939	$-	$ 3,577,939

Berkshire Hathaway Class B Common Stock Fund	246,305	-	-	246,305

Mutual funds:

Foreign large blend	5,203,114	-	-	5,203,114
Intermediate-term bond	8,412,580	-	-	8,412,580
Large blend	66,099,829	-	-	66,099,829
Large growth	33,131,691	-	-	33,131,691
Large value	18,132,848	-	-	18,132,848
Mid-cap blend	2,637,706	-	-	2,637,706
Small growth	1,587,603	-	-	1,587,603

Total investments at fair value	$135,451,676	$3,577,939	$-	$139,029,615

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Money market fund	$ -	$4,310,796	$-	$ 4,310,796

Mutual funds:

Foreign large blend	5,019,200	-	-	5,019,200
Intermediate-term bond	7,153,404	-	-	7,153,404
Large blend	55,847,227	-	-	55,847,227
Large growth	28,835,938	-	-	28,835,938
Large value	16,635,188	-	-	16,635,188
Mid-cap blend	2,560,136	-	-	2,560,136
Small growth	1,819,000	-	-	1,819,000

Total investments at fair value	$117,870,093	$4,310,796	$-	$122,180,889

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their entire account.

(6)	Tax Status

The Plan has adopted a prototype plan. The prototype plan has received an opinion letter from the IRS dated May 28, 2014 as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. Although the Plan has amended the prototype plan document, the plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the IRC.

U.S. GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not would be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2011.

(6)	Risks and Uncertainties

The Plan invests in various marketable securities. Marketable securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain marketable securities and the level of uncertainty related to changes in the value of marketable securities, it is at least reasonably possible that changes in values of marketable securities in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(7)	Party-in-Interest Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee for the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Additionally, the Plan has a number of service providers which qualify as parties-in-interest. Fees paid by the Plan to parties-in- interest amounted to approximately $187,000 and $180,000 for the year ended December 31, 2014 and 2013, respectively.

The Plan also invests in the Class B common stock fund of Berkshire Hathaway. The Trustee recorded purchases of approximately $228,000 and sales of approximately $6,000 of Berkshire Class B common stock fund during the year ended December 31, 2014. There were no such transactions for the year ended December 31, 2013. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

 Nebraska Furniture Mart, Inc. Profit Sharing Plan

 Notes to Financial Statements

 December 31, 2014 and 2013

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013, to Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$140,344,419	$124,009,393

Delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(3,823)	(3,277)

Net assets available for benefits per the Form 5500	$140,340,596	$124,006,116

	2014	2013

Changes in assets available for benefits per the financial statements	$16,335,026	$25,709,305

Delinquent loans reported as distributions for tax purposes and as Plan assets for financial reporting purposes	(546)	(1,379)

Changes in assets available for benefits per the Form 5500	$16,334,480	$25,710,684

Nebraska Furniture Mart, Inc. Profit Sharing Plan	Schedule 1

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

* Vanguard	Vanguard PRIMECAP Investor	$33,131,691
* Vanguard	Vanguard 500 Index Investor	27,988,876
* Vanguard	Vanguard Wellington Inv	15,748,811
* Vanguard	Vanguard Target Retirement 2045 Inv	9,294,111
* Vanguard	Vanguard Total Bond Market Index Inv	8,412,580
* Vanguard	Vanguard Target Retirement 2025 Inv	7,296,643
* Vanguard	Vanguard Target Retirement 2035 Inv	5,210,179
* Vanguard	Vanguard Total Intl Stock Index Inv	5,203,114
* Vanguard	Vanguard Target Retirement 2015 Inv	4,174,214
* Vanguard	Vanguard Target Retirement 2050 Inv	3,602,820
* Vanguard	Vanguard Prime Money Market Fund	3,577,939
* Vanguard	Vanguard Extended Market Index Investor	2,637,706
* Vanguard	Vanguard Windsor Fund	2,384,037
* Vanguard	Vanguard Target Retirement 2020 Inv	1,846,517
* Vanguard	Vanguard Target Retirement 2040 Inv	1,751,915
* Vanguard	Vanguard Target Retirement 2030 Inv	1,693,258
* Vanguard	Vanguard Target Retirement Income Inv	1,630,566
* Vanguard	Vanguard Explorer Inv	1,587,603
* Vanguard	Vanguard Target Retirement 2010 Inv	991,992
* Vanguard	Vanguard Target Retirement 2055 Inv	468,394
* Berkshire Hathaway Inc.	Berkshire Hathaway Class B Common Stock Fund	246,305
* Vanguard	Vanguard Target Retirement 2060 Inv	150,344

		$139,029,615

* Participants	Participant loans: Interest rates of 4.25% to 9.25% maturing January 2015 through December 2024	891,258

		$139,920,873

*	Represents a party-in-interest

Nebraska Furniture Mart, Inc. Profit Sharing Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nebraska Furniture Mart, Inc. Profit Sharing Plan

By:	/s/ Tiffaney Kuper

Tiffaney Kuper
Plan Administrator and Benefits Manager

Date: June 23, 2015

Nebraska Furniture Mart, Inc. Profit Sharing Plan

EXHIBITS

Exhibit No.		Page No.
23.1	Consent of Whitley Penn LLP	15